Mail Stop 3561

January 20, 2010

<u>Via Fax & U.S. Mail</u>

Mr. George Economou
Chief Executive Officer
Dryships Inc.
80 Kifissias Avenue
Amaroussion 151 25
Athens, Greece

      Re: Dryships Inc.
              Form 20-F for the year ended December 31, 2008
              Filed March 27, 2009
              File No. 1-33922

Dear Mr. Economou:

We have completed our review of your Form 20-F noted above and do not, at this time, have any further comments.

              Sincerely,

              Linda Cvrkel
              Branch Chief

      Via Fax: 011 30 210 809 0585